Exhibit 21.1

HARROW HEALTH, INC. SUBSIDIARIES

as of December 31, 2018

Name of Subsidiary	State of Incorporation or Organization
Imprimis NJOF, LLC	New Jersey
ImprimisRx NJ, LLC	New Jersey
ImprimisRx PA, Inc.	Delaware
Park Compounding, Inc.	California
Melt Pharmaceuticals, Inc.	Nevada
Radley Pharmaceuticals, Inc.	Nevada
Mayfield Pharmaceuticals, Inc.	Nevada